UNITE
SECURITIES AND EX
Washingto

12011730

SEC
Mail Processing
Section
FEB 28 2012
Washington, DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48462

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banif Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Brickell Bay Dr Ste 2904
(No. and Street)

Miami (City) Fl (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jefferson Moreira 305-416-9492
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

1001 Brickell Bay Dr (Address) 9th Floor (City) Miami, Fl (State) 33131 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jefferson Moreira, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banif Securities, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO /COO

Title

NEICHA MARTINEZ
MY COMMISSION #EE059764
EXPIRES: FEB 18, 2015
Bonded through 1st State Insurance

Neicha Martinez

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

CONTENTS:

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)

We have audited the accompanying statement of financial condition of Banif Securities, Inc. (A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.) (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banif Securities, Inc. (A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.) as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedules I, II, III and IV required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2012

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 84,035
Deposit with clearing organization	100,000
Securities owned, at fair value	1,312,860
Receivable from clearing organization	1,630,100
Prepaid expense	16,238
Furniture and equipment, net	10,035
Other assets	29,305
Due from related party	434,110
TOTAL ASSETS	**$ 3,616,683**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 70,628
Payable to clearing organization	405,166
TOTAL LIABILITIES	475,794
COMITMENTS AND CONTINGENCIES (NOTES 5 AND 7)	
STOCKHOLDER'S EQUITY:	
Preferred stock, par value of $0.01; 2,000 shares authorized, none issued	-
Common stock, no par value; 3,100 shares authorized, issued and outstanding	130
Additional paid-in capital	8,532,577
Accumulated deficit	(5,391,818)
TOTAL STOCKHOLDER'S EQUITY	3,140,889
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 3,616,683**

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUES:	
Commissions	$ 2,330,488
Principal transactions	(208,656)
Dividend and interest	19,557
NET REVENUES	2,141,389
EXPENSES:	
Employee compensation and benefits	1,042,800
Floor brokerage, exchange and clearance fees	430,703
Occupancy and floor space	236,766
Insurance	192,339
Research/Market Data	186,756
Professional fees	70,364
Communications	60,983
Travel	51,902
Other operating expenses	126,120
TOTAL EXPENSES	2,398,733
NET LOSS	$ (257,344)

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances, January 1, 2011	$ 130	$ 8,532,577	$ (5,134,474)	$ 3,398,233
Net loss	-	-	(257,344)	(257,344)
Balances, December 31, 2011	$ 130	$ 8,532,577	$ (5,391,818)	$ 3,140,889

The accompanying notes are an integral part of these financial statements.

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (257,344)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	8,476
Changes in operating assets and liabilities:	
Deposit with clearing organization	(10,391)
Securities owned, at fair value	221,965
Receivable from clearing organization	(582,193)
Prepaid expenses	(15,396)
Other assets	17,592
Due from related party	215,765
Accounts payable and accrued expenses	(16,181)
Securities sold not yet purchased, at fair value	(3,457)
Payable to clearing organization	405,166
TOTAL ADJUSTMENTS	241,346
NET CASH USED IN OPERATING ACTIVITIES	(15,998)
CASH AT BEGINNING OF YEAR	100,033
CASH AT END OF YEAR	**$ 84,035**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash payments for interest	**$ 4,902**

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

Banif Securities, Inc. ("the Company") is a New York corporation registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned-subsidiary of Banif Secuities Holding, Ltd. (the "Parent"), a Cayman Islands company, which is part of the Banif Group headquartered in Portugal. The Company provides securities brokerage services to institutional investors and affiliates.

The Company, in the ordinary course of business, enters into transactions with its Parent and entities controlled by its Parent. Some transactions result from the joint efforts of the Company and its affiliated entities; however, it is possible that the terms of these transactions are not the same as those that would result from transactions amongst unaffiliated companies. During the year ended December 31, 2011, the Company generated 19% of its commission revenues from transactions with affiliated entities (Note 12).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Commissions

Commission and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned, at fair value

Securities are valued at fair value. Unrealized appreciation or depreciation is reflected in income currently.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 10. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimates.

Statement of Cash Flows

For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Clearing Agreements

The Company has an agreement with Pershing, LLC ("Pershing") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Pursuant to the clearing agreement, the Company is required to maintain a deposit of $100,000 in the clearing organization.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided for by the straight-line method over the estimated useful lives of 3 years. Leasehold improvements are amortized using the straight-line method over either the economic useful life of the improvement or the lease term, whichever is shorter.

Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When furniture and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at December 31, 2011 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

Subsequent Events

The Company has evaluated subsequent events through February 27, 2012, which is the date the financial statements were available to be issued.

New Accounting Pronouncements

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued an accounting standard update on fair value measurements and disclosures. The update requires more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009; except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this update did not have an effect on the Company's financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements (Continued)

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs

In May 2011, the FASB issued an accounting standard update which works to achieve common fair value measurement and disclosure requirements in US GAAP and International Financial Reporting Standards. The update both clarifies the FASB's intent about the application of existing fair value guidance, and also changes certain principles regarding measurement and disclosure. The update is effective prospectively and is effective for annual periods beginning after December 15, 2011. Early application is permitted for interim periods beginning after December 15, 2011. The Company is currently evaluating the effect the update will have on its financial statements.

3. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value, consist of corporate bonds with a fair value of $1,312,860 as of December 31, 2011.

4. FURNITURE AND EQUIPMENT, NET

Furniture and equipment, net, consists of the following at December 31, 2011:

Equipment	$ 151,251
Leasehold improvements	44,629
	195,880
Less accumulated depreciation and amortization	(185,845)
	$ 10,035

Depreciation and amortization expense for the year ended December 31, 2011, is $8,476.

5. COMMITMENTS AND CONTINGENCIES

The Company is required to make monthly payments under non-cancelable operating leases for office space in Miami and New York City through 2012. For the year ended December 31, 2011, total rent expense for the Miami and New York City offices amounted to $236,766. The leases for office space are subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. During 2012, the Company's minimum payments under the non-cancelable leases are approximately $150,000.

Litigation

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

6. INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2011.

The actual income tax expense for 2011 differs from the statutory tax expense for the year (computed by applying the U.S. federal corporate tax rate of 34% to income before provision for income taxes) as follows:

	2011	Effective Tax Rate
Current:		
Federal taxes at statutory rate	$ (84,497)	34.0%
State income taxes, net of federal tax benefit	(7,360)	2.8%
Change in valuation allowance	87,611	(35.2)%
Other permanent differences	4,246	(1.6)%
Total	$ -	0%

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income.

The components of the deferred tax assets (liabilities) consisted of the following at December 31, 2011:

Deferred tax assets:	
Net operating losses	$ 1,903,569
Difference in basis of fixed assets	11,664
Accrued expenses	10,872
	1,926,105
Less valuation allowance	(1,926,105)
Net deferred tax asset	$ -

As of December 31, 2011, the Company had Federal and state net operating loss carryforwards of approximately $5.1 million and $5.2 million, respectively, which expire through 2031.

In assessing the realizability of deferred tax assets, the management of the Company considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the schedule reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management has determined that a full valuation allowance is necessary as of December 31, 2011.

The Company files income tax returns in the U.S. federal jurisdiction and in the states of Florida and New York. The Company is no longer subject to examination by federal and state tax authorities for the years beginning before 2008.

7. OFF-BLANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company encounters economic risk, mainly comprised of credit risk and market risk. Credit risk arises from the customer securities activities which are transacted on either cash or margin basis. These transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and margin requirements are not sufficient to fully cover losses which customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations. In connection with its clearing arrangements, the Company is required to guarantee the performance of its customers in meeting their contracted obligations.

As a securities broker and dealer, the Company is engaged in various brokerage and trading activities with domestic and international investors. The Company attempts to minimize credit risk associated with these activities by monitoring customer credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company when necessary. The credit risk is also minimized by the careful monitoring of customer accounts by the clearing firm.

At various times during the year, the Company has maintained deposits with other financial institutions in excess of amounts received. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

8. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANZIATION

Amounts receivable and payable to the clearing organization at December 31, 2011, consists of the following:

	Receivable	Payable
Payable to clearing organization	$ -	$ 405,166
Commissions receivable from clearing organization	836,353	-
Receivable from clearing organization	793,747	-
	$ 1,630,100	**$ 405,166**

The Company clears certain of its proprietary and customer transactions through Pershing on a fully disclosed basis. The amount payable to the clearing broker relates to the aforementioned transactions and is collateralized by securities owned by the company.

9. NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011 the Company had net capital of $2,535,509 which was $2,435,509 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 as of December 31, 2011.

10. FAIR VALUE MEASUREMENTS

Fair Value Measurements

The FASB Accounting Standard Codification ("ASC"), Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the FASB ASC are described as follows:

- Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Determination of Fair Value

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations, including independent price validation, for certain instruments.

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or are not marketable, they may not have readily determinable fair values. In these instances, the Company estimates fair value using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of financial instruments.

10. FAIR VALUE MEASUREMENTS (CONTINUED)

Corporate Bonds. Corporate bonds are valued based on quoted market prices. All corporate bonds trade in active markets and are classified within Level 1.

ITEMS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The following table presents the Company's financial instruments that are measured at fair value on a recurring basis as of December 31, 2011, for each fair value hierarchy level.

	December 31, 2011			
	Level 1	Level 2	Level 3	Total
Assets:				
Corporate bonds	$ 1,312,860	$ -	$ -	$ 1,312,860

11. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan for the benefit of all eligible employees. Employees may make tax deferred contributions subject to limitations under U.S. tax laws. Under the Plan, the Company may make matching contributions, non-elective or discretionary contributions and other required minimum contributions. During 2011, the Company made matching contributions in the amount of $31,956.

12. RELATED PARTY TRANSACTIONS

The Company assists its Parent and entities controlled by its Parent with customer and business referrals. For the year ended December 31, 2011, the Company earned fixed commission income from the Parent of $453,943 for transactions with affiliates and their customers, which is included in Commissions in the accompanying statement of operations. As of December, 31, 2011, the due from related party amount is $434,110. This amount is unsecured, due on demand and does not bear interest.

SUPPLEMENTAL SCHEDULES

BANIF SECURITIES, INC.
(A Wholly-Owned Subsidiary Of
Banif Securities Holdings, Ltd.)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

CREDITS:	
Stockholder's equity	$ 3,140,889
DEBITS:	
Furniture and equipment, net	10,035
Prepaid expenses	16,238
Other assets	29,305
Due from related party	434,110
TOTAL DEBITS	489,688
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS AND FOREIGN CURRENCY	2,651,201
HAIRCUTS ON SECURITIES AND FOREIGN CURRENCY {COMPUTED WHERE APPLICABLE, PURSUANT TO RULE 15c3-1 (F)}:	
Securities owned, at fair value	78,772
Foreign currency exposure	31,432
Undue concentration	5,488
TOTAL HAIRCUTS	115,692
NET CAPITAL	2,535,509
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $475,794 OR $100,000, WHICHEVER IS GREATER	100,000
EXCESS NET CAPITAL	**$ 2,435,509**
SCHEDULE OF AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	70,628
Payable to clearing organization	405,166
TOTAL AGGREGATE INDEBTEDNESS	**$ 475,794**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**$ 0.19 to 1**

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING AS OF DECEMBER 31, 2011

NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$ 2,555,534
Audit adjustment to accrue clearing charges	(19,966)
Other	(59)
NET CAPITAL PER THE COMPUTATION	**$ 2,535,509**

See report of independent certified public accountants.

SCHEDULE III
STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (ii), the Company is exempt from the computation for determination of reserve requirements and the information relating to the possession or control requirements. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker-dealer.

SCHEDULE IV
SUBORDINATED BORROWINGS
AS OF DECEMBER 31, 2011

As of December 31, 2011 and during the year then ended, the Company did not have any subordinated borrowings.

See report of independent certified public accountants.

SUPPLEMENTARY REPORTS

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)

In planning and performing our audit of the financial statements and accompanying information of Banif Securities, Inc. (the "Company") (a wholly-owned subsidiary of Banif Securities Holdings, Ltd.), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

An Independent Member of Baker Tilly International
MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Member, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2012

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Banif Securities, Inc.
(A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Banif Securities, Inc. (the "Company") (A Wholly-Owned Subsidiary of Banif Securities Holdings, Ltd.) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and copies of checks, noting no differences;

Check Date	Check number	Payee	Amount
July 21, 2011	3174	SIPC	$2,155
January 30, 2012	3310	SIPC	$2,390

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with focus reports, general ledger and financial statements from January 1, 2011 to December 31, 2011, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 to the focus reports for the period from January 1, 2011 to December 31, 2011 supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone than these specified parties.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2012

An Independent Member of Baker Tilly International

MIAMI 1001 Brickell Bay Drive, 9th Floor, Miami FL 33131 | T 305 373 5500 F 305 373 0056 | www.mbafcpa.com

BANIF SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF BANIF SECURITIES HOLDINGS, LTD.)

FINANCIAL STATEMENTS

DECEMBER 31, 2011

MBAF

MORRISON BROWN ARGIZ & FARRA, LLC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS